Exhibit 99.1

Phoenix New Media Announces Changes to Board of Directors

BEIJING, China, September 23, 2025 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced that Mr. Geng Xiao has replaced Mr. Carson Wen as a member of the board of directors of the Company (the “Board”) and a member of each of the audit committee, the compensation committee and corporate governance and nominating committee of the Board.

Mr. Carson Wen has ceased to be a member of the Board and a member of each of the audit committee, the compensation committee and corporate governance and nominating committee of the Board for personal reasons, effective as of September 23, 2025. Mr. Geng Xiao has been appointed by the Board to fill the positions vacated by Mr. Wen and Mr. Xiao will be subject to re-election at the Company’s next annual general meeting.

Mr. Geng Xiao is Professor and Associate Dean of the School of Public Policy of the Chinese University of Hong Kong, Shenzhen. He received a B.S. in System Sciences and Management Sciences from the University of Science and Technology of China and MA and PhD in Economics from University of California at Los Angeles. Mr. Xiao was Professor and Director of the Institute of Policy and Practice at the Shenzhen Finance Institute of CUHK-Shenzhen, Professor at Peking University HSBC Business School, Professor at the University of Hong Kong, Vice President of Fung Global Institute, Director of the Columbia University Global Center Beijing, Director of Brookings-Tsinghua Center for Public Policy, Senior Fellow of Brookings Institution, Head of Research and Advisor to the Chairman of the Securities and Futures Commission of Hong Kong. Mr. Xiao has also been independent director or supervisor for Midea Group, Qingdao Beer, Biokin Pharma, HSBC China, UBS China, Genesis Emerging Market Fund, Shenzhen Development Bank (now Pingan Bank), and Bank of Jinzhou.

The Board also resolved that Mr. Geng Xiao satisfies the independence requirements of U.S. Securities Exchange Act of 1934, as amended, and applicable rules of the New York Stock Exchange.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Muzi Guo

Email: investorrelations@ifeng.com